UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The 'Intention to Purchase Shares by Trustee of EBT' announcement for Mereo BioPharma released Friday, 03 May 2019 at 17:00 under RNS No 0951Y has been re-released in the interests of market clarity.

The announcement text is unchanged and is reproduced in full below.

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Intention to Purchase Shares by Trustee of Employee Benefit Trust

London, May 3, 2019 – Mereo BioPharma Group plc (AIM: MPH, NASDAQ:MREO), a clinical stage, UK-based, biopharmaceutical company focused on rare diseases, today announces that the Trustee of the Mereo BioPharma Group plc Employee Benefit Trust (the “Trust”), Link Trustees (Jersey) Limited (the “Trustee”), has today indicated its intention to make market purchases of ordinary shares of the Company for the benefit of the Trust of up to £1,000,000 in aggregate amount, to help meet future obligations arising under the Company’s share schemes. Purchases are subject to the Trustee’s absolute discretion as to the purchase price to be paid (the “Market Purchases”). It is expected that the Market Purchases will be funded by amounts advanced by the Company pursuant to a loan agreement dated the date hereof.

The Trustee will make its trading decisions in relation to the Market Purchases independently of, and uninfluenced by, the Company.

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have substantial preclinical, clinical and manufacturing data packages. Mereo's four product candidates have previously generated positive clinical data for Mereo's target indications or in related indications. Mereo has commenced randomized Phase 2 clinical trials for all four of the product candidates.  In connection with the merger with OncoMed, Mereo added two candidates to its pipeline, Navicixizumab and Etigilimab.

•	BPS-804 for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial data expected in Q2 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). The Company recently announced dosing of the first patient in a Phase 2 dose ranging study in the U.S. with data expected around the end of 2019;

•	BCT-197 for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;

•	BGS-649 for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;

•	Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and

•	Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and is currently in a Phase 1b combination study with nivolumab. Etigilimab is part of OncoMed's prior collaboration with Celgene. Celgene has the option to obtain an exclusive licence to develop and commercialize the product. If Celgene exercises such option, OncoMed (now a wholly-owned indirect subsidiary of Mereo) will be eligible to receive a $35 million opt in payment.

Further Enquiries

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Jill Steier

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Richard Jones
	Name:	Richard Jones
	Title:	Chief Financial Officer